UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-43448

Air Water Ventures Limited

(Translation of registrant’s name into English)

Unit 3, Kizad KLP FZ, Kizad

Abu Dhabi, UAE

PO Box 109214

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On August 14, 2026, Air Water Ventures Limited (Nasdaq: WATR) issued a press release in relation to the closing of its business combination with Inflection Point Acquisition Corp. III. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026	AIR WATER VENTURES LIMITED

	By:	/s/ David Tuerff
		Name:	David Tuerff
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Air Water Ventures Limited press release, dated August 14, 2026

3